SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 35 )

Consolidated Capital Institutional Properties/3, LP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
Mr. Steve Cordes
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000

with a copy to:
M. Todd Wade
Bryan Cave LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

(Continued on following pages)

CUSIP No.	Not Applicable	13D	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,212 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

239,212 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,212 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.5%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON: AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,212 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

239,212 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,212 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.5%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,212 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

239,212 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,212 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.5%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,867.7 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

44,867.7 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,867.7 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page	6	of	10	Pages

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,867.7 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

44,867.7 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,867.7 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	7	of	10	Pages

1	NAME OF REPORTING PERSON: COOPER RIVER PROPERTIES, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,039.3 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

28,039.3 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,039.3 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	Not Applicable	13D	Page	8	of	10	Pages

1	NAME OF REPORTING PERSON: MADISON RIVER PROPERTIES, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,747.4 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

46,747.4 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,747.4 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	Not Applicable	13D	Page	9	of	10	Pages
This Amendment No. 35 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Madison River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following information:
ConCap Equities, Inc., a Delaware corporation (the “General Partner”), is the general partner of the issuer, Consolidated Capital Institutional Properties/3, LP, a Delaware limited partnership (the “Registrant”). The General Partner is an affiliate of the Reporting Persons.
The Registrant owns a 100% interest in CCIP/3 Sandpiper, LLC, a Delaware limited liability company (the “Sienna Bay Operating Company”), which owns Sienna Bay Apartments (“Sienna Bay”), a 276-unit apartment complex located in St. Petersburg, Florida. As previously disclosed, on May 1, 2009, the Sienna Bay Operating Company and one other seller (together the “Sellers”) that together own two apartment complexes containing an aggregate of 476 units entered into a Purchase and Sale Contract (the “Purchase Agreement”) with a third party, DT Group Development, Inc., a California corporation (the “Purchaser”), to sell the two apartment complexes owned by the Sellers to the Purchaser for a total sales price of $28,500,000, $17,500,000 of which will be allocated to Sienna Bay. Each of the Sellers is affiliated with AIMCO Properties, L.P., an affiliate of the General Partner of the Registrant. On July 14, 2009, the Purchaser delivered written notice of its election to terminate the Purchase Agreement. The Purchase Agreement was thereby terminated pursuant to its terms.
The Registrant also owns a 100% interest in CCIP/3 Williamsburg Manor, LLC, a Delaware limited liability company (the “Williamsburg Manor Operating Company”), which owns Williamsburg Manor Apartments (“Williamsburg Manor”), a 183-unit apartment complex located in Cary, North Carolina. On July 14, 2009, the Williamsburg Manor Operating Company entered into a Purchase and Sale Contract with a third party, The Embassy Group LLC, a New York limited liability company (the “Purchaser”), to sell the Property to the Purchaser for a total sales price of $10,350,000.
Item 7. Material to be Filed as Exhibits.
Exhibit 10.1	Joint Filing Agreement, dated, July 22, 2009.

Exhibit 10.2	Purchase and Sale Contract between CCIP/3 Williamsburg Manor, LLC, a Delaware limited liability company and The Embassy Group LLC, a New York limited liability company, dated July 14, 2009 (incorporated by reference to Exhibit 10.77 of the Registrant’s report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2009).

CUSIP No.	Not Applicable	13D	Page	10	of	10	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2009

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
(General Partner)

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C. MADISON RIVER PROPERTIES, L.L.C.
By:	/s/ Steve Cordes
Senior Vice President
of each of the foregoing entities